

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

By U.S. Mail and Facsimile to: (781) 658-9640

Kenneth Klipper
Chief Financial Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, Massachusetts

  Re: **The First Marblehead Corporation**
    Form 10-K for the Fiscal Year Ended June 30, 2009
    Form 10-Q for the Quarterly Period Ended December 31, 2009
    File No. 001-31825

Dear Mr. Klipper:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kathryn McHale
       Attorney Advisor